POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that the undersigned directors and officers of PEPCO HOLDINGS, INC., a Delaware corporation, (the "Company") hereby constitute and appoint John M. Derrick, Jr., Dennis R. Wraase, William T. Torgerson, Andrew W. Williams, Anthony J. Kamerick and Ellen Sheriff Rogers and each of them, their true and lawful attorneys and agents with full power and authority, in their names and on their behalf, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, or any of them, may deem necessary or advisable to enable the Company to comply with the Securities Exchange Act of 1933, as amended (the "Act"), the Securities Exchange Act of 1934, as amended, and the rules, regulations and requirements of the Securities and Exchange Commission thereunder, and to comply with the securities laws of any state of the United States or any other jurisdiction, in connection with a Registration Statement on Form S-3 to be filed under the Act for the public offering and sale of up to $500,000,000 in debt and/or equity securities, and any Registration Statement for the public offering and sale of up to an additional 20% thereof filed in accordance with Rule 462(b) under the Act, including specifically, but without limiting the generality of the foregoing, power and authority to sign the names of the undersigned directors and officers, in the respective capacities indicated below, to said Registration Statements and to any instruments or documents filed as a part of or in connection with said Registration Statements or amendment thereto; and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

   IN WITNESS WHEREOF, each of the undersigned has subscribed, or caused to be subscribed, these presents this 26th day of September, 2002.

                                                Signature
                                                - - - - - -

Principal Executive Officer:
                                                /S/JOHN M. DERRICK, JR.
                                                   JOHN M. DERRICK, JR.
                                                   Chief Executive Officer
                                                   and Director

Principal Financial Officer:
                                                /S/A. W. WILLIAMS
                                                   ANDREW W. WILLIAMS
                                                   Senior Vice President and
                                                   Chief Financial Officer

Principal Accounting Officer:
                                                /S/JAMES P. LAVIN
                                                   JAMES P. LAVIN
                                                   Vice President and Controller

Director

/S/ EDMUND B. CRONIN, JR.
_____
EDMUND B. CRONIN, JR.

Director

/S/ T. C. GOLDEN
_____
TERENCE C. GOLDEN

Director

/S/ GEORGE F. MacCORMACK
_____
GEORGE F. MacCORMACK

Director

/S/ RICHARD B. McGLYNN
_____
RICHARD B. McGLYNN

Director

_____
JUDITH A. McHALE

Director

/S/ FLORETTA D. McKENZIE
_____
FLORETTA D. McKENZIE

Director

/S/ LAWRENCE C. NUSSDORF
_____
LAWRENCE C. NUSSDORF

Director

/S/ PETER F. O'MALLEY
_____
PETER F. O'MALLEY

Director

/S/ PAULINE A. SCHNEIDER
_____
PAULINE A. SCHNEIDER

Director

/S/ D. R. WRAASE
_____
DENNIS R. WRAASE

Director

/S/ A. T. YOUNG
_____
A. THOMAS YOUNG